

SIDERURGICA VENEZOLANA "SIVENSA", S.A.

Caracas September, 19 2006



Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

The enclosed documents are being furnished by Sivensa pursuant to its exemption from section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of each single page and on the first page of each bound document enclosed herewith.

Very Truly Yours,



Héctor Peña
Judicial Representative

Av. Venezuela, Torre América, piso 12, Bello Monte, Cod. Postal 1050, Apartado 4693,
Tlf: (0212) 707.62.00 (Master), Fax: (0212) 707.64.58
Caracas – Venezuela

Siderúrgica Venezolana "SIVENSA" S.A.
Investor Relations
Contact: Antonio Osorio
Telephone: 58-212-707.62.80
Telefax: 58-212-707.63.52
E-mail: antonio.osorio@sivensa.com



SIVENSA TO HOLD A GENERAL SHAREHOLDER'S MEETING

September 12, 2006. Siderúrgica Venezolana SIVENSA S.A. has convened a General Shareholder's Meeting to be held on September 27, 2006, in order to consider and decide about the convenience to compensate accounts reflected in the Statement of Changes in Shareholder's Equity as of September 30, 2005. With the approval of this proposal, the company would go forward in the process to reestablish the distribution of dividends.

As it was announced last May, Sivensa's subsidiary, Sidetur, completed the placement of bonds for $100 million in the international market, and also obtained a new loan for $32 million. Both operations brought about, among other results, the elimination of contractual restrictions to pay dividends.

Together with the refinancing mentioned above, the proposal that will be presented at the Shareholder's meeting to be held on September 27, represents an additional step in the integral program of Sivensa's financial normalization.

Siderúrgica Venezolana SIVENSA S.A. is a Venezuelan corporation that is made up of three business units: Sidetur, engaged mainly in the manufacturing of steel products for the construction, manufacturing and infrastructure industries; International Briquettes Holding, IBH, whose plants Venprecar and Orinoco Iron produce reduced iron briquettes to be used as high-quality raw material in the steel industry; and Vicson, which manufactures wire and wire products for the manufacturing, construction, agriculture and infrastructure sectors. Sivensa's partners are: Belgian company Bekaert Corporation in the Vicson division, and Venezuelan company CVG Ferrominera Orinoco in the IBH division. .

Siderúrgica Venezolana "SIVENSA" S.A.
Investor Relations
Contact: Antonio Osorio
Telephone: 58-212-707.62.80
Telefax: 58-212-707.63.52
E-mail: antonio.osorio@sivensa.com



SIVENSA APPROVES SETTING OFF ACCOUNTS

CARACAS SEPTEMBER 27, 2006. At the Special Shareholders' Meeting held today, Sivensa's shareholders approved setting off accounts in the Shareholders' Equity Statement of Accounts as of September 30, 2005. With this approval, the accrued deficit presented at the closing of fiscal year 2005 has been eliminated.

Concurrently with the refinancing of Sidetur's debt, in May this year, the offsetting approved at today's shareholders' meeting represents a new step for the future restoration of dividend payments, as part of the integrated program for Sivensa's financial normalization.

Siderúrgica Venezolana SIVENSA S.A. is a Venezuelan corporation that is made up of three business units: Sidetur, engaged mainly in the manufacturing of steel products for the construction, manufacturing and infrastructure industries; International Briquettes Holding, IBH, whose plants Venprecar and Orinoco Iron produce reduced iron briquettes to be used as high-quality raw material in the steel industry; and Vicson, which manufactures wire and wire products for the manufacturing, construction, agriculture and infrastructure sectors. Sivensa's partners are: Belgian company Bekaert Corporation in the Vicson division, and Venezuelan company CVG Ferrominera Orinoco in the IBH division.